Docket Nos. EC01-156-001 and ER01-3154-001

Exhibit D-2(b)

101 FERC ¶ 61, 140
UNITED STATES OF AMERICA
FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:	Pat Wood, III, Chairman; William L. Massey, Linda Breathitt, and Nora Mead Brownell.

TRANSLink Transmission Company, L.L.C. Alliant Energy Corporate Services, Inc. MidAmerican Energy Company Xcel Energy Services, Inc.	Docket Nos.	EC01-156-001 and ER01-3154-001

ORDER ON REHEARING

(Issued November 1, 2002)

     1.          In an order issued on April 25, 2002,1 the Commission accepted TRANSLink’s proposal to form an independent transmission company (ITC), as modified, and authorized the disposition of operational control of certain jurisdictional facilities from public utilities to the Midwest ISO Regional Transmission Organization (the Midwest ISO) and TRANSLink. Various entities seek rehearing of the April 25 Order. For the reasons discussed below, the Commission grants in part and denies in part rehearing. This order furthers the Commission’s goal of creating a robust Regional Transmission Organization (RTO) in the Midwest.

Background

     2.         The April 25 Order accepted, as modified, the formation of an ITC, TRANSLink, as proposed by three members of the Midwest ISO and three other transmission owners.2 TRANSLink is designed to share responsibility with the Midwest ISO and other regions for the

     1TRANSLink Transmission Company, L.L.C., 99 FERC ¶ 61,106 (2002) (April 25 Order).

     2Alliant Energy Corporate Services submitted the initial applications and rate schedules on behalf of its operating company affiliates IES Utilities, Inc. (IES) and Interstate Power Company (IPC) (jointly, Alliant West); MidAmerican Energy Company (MidAmerican); Xcel Energy Services, Inc. on behalf of its operating company affiliates Northern States Power Company (NSP-M), Northern States Power Company — Wisconsin (NSP-W) (together the NSP Companies), Public Service Company of Colorado (PSCo), and Southwestern Public Service Company (SPS) (jointly Xcel Energy); and TRANSLink.

RTO functions prescribed in Order No. 2000,3 and will operate the part of its area located in the Midwest ISO under the Midwest ISO’s Appendix I,4 which was approved by the Commission on February 24, 2000.5

Rehearing Requests

     3.          The April 25 Order required TRANSLink to make certain modifications to its proposal in a future compliance filing. Among other things, the April 25 Order required TRANSLink to: (1) revise the Board of Directors selection process; (2) file a schedule under the Midwest ISO Tariff; (3) provide additional support for its rate proposal; (4) further justify its return on equity; (4) revise certain ancillary service provisions; and (5) modify its planning protocol.6 On October 24, 2002, TRANSLink submitted a compliance filing in Docket No. ER03-83-000 which primarily addresses rate issues in regards to its proposed schedule under the Midwest ISO tariff, and is currently pending Commission action. TRANSLink has further indicated in its October 24 submission, that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

     4.          While generally applauding the Commission’s efforts to clarify its policy on “slice and dice” issues, several parties seeking rehearing contend that the Commission erred in approving the TRANSLink proposal on several grounds such as independence, compensation for use of facilities, grandfathered contracts, and the impact on rates and competition, to name a few. They argue broadly that the Commission should, on rehearing, rule that its approval is subject to conditions, and should require the Applicants to provide more details on how TRANSLink will operate and how the parties will be impacted. In addition, a number of the rehearing requests raise issues that relate to the compliance filing that we required TRANSLink to file.

     5.          The following entities file for rehearing of the April 25 Order: Central Iowa Cooperative (CIPCO); Colorado Office of Consumer Counsel (OCC); Iowa Utilities Board; Madison Gas and Electric Company (MGE) and Wisconsin Public Power, Inc. (WPPI) (collectively, Wisconsin TDUs); Midwest Municipal Transmission Group (MMTG)7; Municipal

     3Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809
(January 6, 2000), FERC Stats. & Regs. P 31,089 (1999) (Order No. 2000), order on reh’g, Order No. 2000-A, 65 Fed. Reg. 12,088 (March 8, 2000), FERC Stats. & Regs.
P 31,092 (2000) (Order No. 2000-A), aff’d sub nom. Public Utility District No. 1 of Snohomish County, Washington v. FERC, Nos. 00-1174, et al. (D.C. Cir. 2001).

     4Midwest ISO FERC Electric Tariff, First Revised Rate Schedule No. 1, Original Sheet No. 211 through 218, November 20, 2000. The Midwest ISO and the Applicants have agreed to seek modification of Appendix I to accommodate certain tariff arrangements in this application. These tariff arrangements are discussed below.

     5Commonwealth Edison, et al., 90 FERC ¶ 61,192 (2000), reh’g denied, 91 FERC 61,178 (2000) (Commonwealth).

     6April 25 Order at pps. 61,460, 61,464, 61,467, 61,468, 61,407 and 61,472, respectively.

     7MMTG includes the Iowa Association of Municipal Utilities (IAMU), the Minnesota Municipal Utilities

Energy Agency of Nebraska (MEAN); Southern Minnesota Municipal Power Agency (SMMPA); Specified Integrated Transmission Entities (SITEs)8; and Xcel Customers9 filed a request for rehearing and clarification of the April 25 Order.

     6.          On June 12, 2002, TRANSLink Applicants filed an answer to the requests for rehearing or clarification. On June 17, 2002, MMTG submitted an answer to TRANSLink’s answer, urging the Commission to confirm MMTG’s rights of equal TRANSLink participation.

Discussion

     A.      Procedural Matters

     7.          Rule 213 of the Commission’s regulations,10 prohibits the filing of answers to requests for rehearing unless otherwise ordered by the decisional authority. We are not persuaded to allow TRANSLink Applicants’ answer to the rehearing requests. In addition, pursuant to Rule 213(a)(2) of the Commission’s Rules of Practice and Procedure11answers to answers are prohibited unless otherwise permitted by the decisional authority. We are not persuaded to allow MMTG’s answer to TRANSLink Applicants’ answer.

     B.     Discussion

          1.     Independence

               i.      The April 25 Order

     8.          In its proposal, Applicants stated that TRANSLink would be structured and operated in a manner that would ensure its independence from market participants. As proposed, TRANSLink would be made up of a managing member, i.e., the Corporate Manager, which would be a separate corporate entity governed by a nine-member Board of Directors that is independent of market participants. Applicants stated that the Board of Directors would consist of seven members that are selected by Participants with stakeholder input, while the two remaining Directors would be elected by Participating IOUs and by Participating Public Power entities. The Commission, in the April 25 Order, stated that the Board selection process required

(MMUA) and the Central Minnesota Municipal power Agency (CMMPA) (collectively, MMTG or IAMU/MMUA/CMMPA).

     8SITEs include Dairyland Power Cooperative (Dairyland), Great River Energy (Great River), and Southern Minnesota Municipal Power Agency (SMMPA).

     9Xcel Customers include Golden Spread Electric Cooperative, Inc. (Golden Spread), Holy Cross Energy, Inc. (Holy Cross), and Yampa Valley Electric.

     1018 C.F.R. § 385.213(a) (2002).

     1118 C.F.R. § 385.213(a)(2) (2002).

revisions, in order to meet the Order No. 2000 independence requirements, and expressed concern that no stakeholder other than the transmission owners had a direct decision-making role in the Board selection process.

     9.          The Commission also stated that since Applicants did not define the length of terms of the Board of Directors, Directors should have staggered terms of one, two and three year durations. While concluding that the proposal met the Order No. 2000 requirements regarding the percentage of representation on the Board, the Commission directed TRANSLink to search a larger pool of candidates from which to select the Board of Directors, and to allow the Stakeholder Advisory Board to have a more visible role in the selection process. The Commission also ruled that the TRANSLink proposal whereby Participants can transfer control of transmission assets to TRANSLink through sale, lease and operating agreements was consistent with the independence requirement of Order No. 2000. The Commission ruled that the TRANSLink proposal met the Commission’s audit requirements for RTOs with passive ownership.

               ii.      Rehearings

     10.          SITEs believe that the April 25 Order needs to be clarified or modified to ensure the independence of TRANSLink. SITEs argue that the Commission should require stakeholder involvement in the development of its initial rate schedule and a continuing role for the Stakeholder Advisory Committee in order to ensure the development of an inclusive stakeholder process.12 SITEs further contend that TRANSLink Participants may be able to exert influence over the board because board members could be former employees of Participants’ organizations and through the use of Board Observers by Participants.13 SITEs also argue that TRANSLink’s plan to operate its transmission system out of Market Participants’ control rooms presents another potential for influence and therefore compromises their independence.14

     11.          Wisconsin TDUs argue that the absence of any representative stakeholder process beyond Board selection is contrary to the requirements of Order No. 2000. Wisconsin TDUs object to the provision in the Formation Agreement for Participants to appoint non-voting Board Observers.15 They contend that since only transmission owners are given access to commercially-sensitive information as Board Observers, this provision amounts to unbalanced representation with no reliable way for other market participants to communicate with the board.16 Wisconsin TDUs note that the TRANSLink Formation Agreement allows Participants

     12SITEs at 3-7.

     13Id. at 7-8.

     14Id. at 9-10.

     15Wisconsin TDUs at 7-10.

     16Id. at 10-11.

to own Corporate Manager common stock and otherwise exercise control over TRANSLink.17 Wisconsin TDUs also say that TRANSLink has not provided a formal requirement that its operations personnel operate from a control room separate from transmission owners, as TRANSLINK indicated in its Answer.18

               iii.     Analysis

     12.          As we described in the April 25 Order, there is some confusion in TRANSLink’s application concerning active and passive ownership. TRANSLink proposes a Corporate Manager, controlled by an independent Board, which is selected with Participant and stakeholder input.19 Even though the Board is independent of TRANSLink Participants and other market participants, TRANSLink describes how the Board selection process meets the Order No. 2000 requirement for active ownership as opposed to passive ownership.

     13.          After reviewing the request for rehearing of Wisconsin TDUs and after further analysis, we find that further clarification is necessary. The independence plan we are accepting for TRANSLink fits under the category of passive ownership because TRANSLink is controlled by a Manager, which is controlled by a board that is independent from all market participants, including the TRANSLink Participants. The only influence Participants will be permitted to exercise is in the selection of two board members, one by Private Participants and one by Public Participants. Once on the board, these two members, as well as those selected by a stakeholder process, will be independent, and cannot be influenced or removed by those who selected them. We require that TRANSLink modify its agreements to reflect this passive ownership arrangement and the true independence of the Board.

     14.          We will not require that former employees, who otherwise meet our longstanding requirements for independence,20 be restricted from serving as members of the independent Board. We have, however, reassessed the provisions for Board Observers in the Application. Section 5.2(b) of the Formation Agreement provides for non-voting Board Observers to be chosen by and to represent the Private and Public Participants. Board Observers are to be allowed to attend the board meetings and receive all materials provided to Board members. Upon reconsideration, we have decided to allow the Board to have Board Observers, only if all market participants can be represented by such observers on a non-discriminatory basis. To allow only the Participants to appoint Board Observers would give unfair advantage to one class of market participant, and would thus be discriminatory.

     17Id. at 9-10.

     18Id. at 13.

     19Application, Volume 1 at 15.

     20See Midwest Independent Transmission System Operator, Inc. et. al., 84 FERC ¶ 61,231 (1998); See also Carolina Power & Light Co., 94 FERC ¶ 61,273 (2001).

     15.     As to the complaint that TRANSLink personnel working in Participants’ control rooms will threaten independence, we are satisfied that TRANSLink’s proposal is consistent with other RTO arrangements. As is the case for all RTOs and ITCs, the placement of TRANSLink employees on Participants’ premises will be monitored as it is implemented. The Commission will not allow the operation within Participants’ control rooms to threaten the independence of TRANSLink. We, therefore, deny rehearing on this issue.

     16.     In the April 25 Order, we required that TRANSLink involve a stakeholder process in several of its procedures such as Board Selection. We will not, however, require TRANSLink to include formal stakeholder involvement in designing its initial rate proposal. All parties will have an opportunity to address concerns with the proposal once TRANSLink submits its compliance filing. TRANSLink has indicated in its October 24 compliance filing that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

          2.     Operational Authority

               a.      Transfer of Facilities

                      i.     The April 25 Order

     17.     Applicants proposed to maintain physical control over TRANSLink’s facilities in the Midwest ISO region, as well as to take applications for transmission service on its node of the Midwest ISO OASIS site, and to schedule that service. Applicants further stated that TRANSLink would assume responsibility for all transmission maintenance and perform all control area functions.

                    ii.     Rehearings

     18.     CIPCO contends that some of its facilities, including, the Bertram 161 kV, Liberty Sub, and Coggon 115 kV bulk transmission substations listed in Exhibit H of the TRANSLink application, are owned entirely by CIPCO, and that they should not be included on the list of facilities to be transferred to TRANSLink.21Additionally, CIPCO states that it and Alliant both own facilities at various substations that are slated to be transferred to TRANSLink without CIPCO’s consent. Therefore, CIPCO requests that the Commission clarify that the TRANSLink Participants should only be authorized to transfer facilities that they actually own and that Alliant has no authority to transfer facilities owned by CIPCO without CIPCO’s express consent.22

                    iii.     Analysis

     21CIPCO at 10.

     22Id. at 11. CIPCO states that this same issue is still unresolved from an earlier proceeding (Alliant Energy Services, Inc., 90 FERC
¶ 61,344 (2000) (Alliant)) in which the Commission encouraged the parties to work out their differences but only allowed facilities actually owned by Alliant to be transferred to the Midwest ISO.

     19.          We agree that the TRANSLink Participants are only permitted to transfer facilities that they actually own or control to TRANSLink. We expect that in the compliance filing, TRANSLink will include only those facilities actually owned or controlled by Participants. TRANSLink has indicated in its October 24 compliance filing that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

               b.     Compensation for Facilities

                    i.     The April 25 Order

     20.          The Commission, in the April 25 Order, did not directly address the issue of compensation for the use of Participant’s facilities.

                    ii.     Rehearings

     21.          CIPCO expresses concern about the potential use of its facilities without any compensation. CIPCO requests that the Commission clarify that neither TRANSLink, nor its Participants, should be permitted to use CIPCO’s facilities without compensation.23

     22.          Similarly, SMMPA expresses concern with respect to its transmission facilities within TRANSLink’s footprint, including those which are already obtaining credit under, and are included within the OATTs of Alliant and Xcel and related agreements.24 SMMPA contends that it would make sense for it to have its facilities included within TRANSLink but also wants clarification on how it will be compensated if it becomes a Midwest ISO member without joining TRANSLink.25

                    iii.     Analysis

     23.          We clarify that TRANSLink cannot use other parties’ facilities without appropriate compensation. Similarly, we clarify that TRANSLink participants can only transfer rights and ownership interests in the facilities to the extent that they actually have such rights and interests. For facilities that are jointly owned, TRANSLink may only operate those facilities consistent with the ownership interest transferred and cannot impair any contractual rights of other joint owners.

               c.     RTO Control Over Public Power Entities

     23Id. at 9. According to CIPCO, when Alliant was formed through the merger of IES Utilities and Interstate Power, the Commission clarified that CIPCO was entitled to receive credit for Alliant’s use of transmission facilities co-owned by Alliant and CIPCO as well as revenues from third-party uses.

     24SMMPA at 8.

     25Id.

                    i.     The April 25 Order

     24.     A major part of the April 25 Order dealt with the division of responsibilities between TRANSLink and the Midwest ISO and between TRANSLink and the Participants. We also discussed special needs of public power entities created by state requirements and federal tax laws. The April 25 Order found that the accommodations proposed by TRANSLink for public power participation were reasonable and necessary.

                    ii.      Rehearings

     25.     MEAN argues that the Commission erred in approving the TRANSLink proposal without adequately addressing the nature of the relationship between TRANSLink and the Nebraska Public Power District (NPPD).26 MEAN argues that while the Commission justifiably expressed concerns and appropriately preserved the degree of control Midwest ISO would exercise vis-a-vis TRANSLink, it failed to consider the terms of the Nebraska-specific Public Power Participant Operating Agreement (PPPOA) and how the PPPOA would indirectly undercut Midwest ISO’s authority by limiting the degree to which TRANSLink could control NPPD’s transmission facilities.27 Therefore, MEAN contends, the Commission should rule on rehearing that its approval of TRANSLink as an Appendix I entity with Midwest ISO is subject to the condition that TRANSLink eliminate the Nebraska-specific PPPOA and/or otherwise provide for genuine regional control of NPPD’s transmission system. In addition, MEAN argues that the Commission should also condition its approval upon modification of NPPD’s departure rights to eliminate the automatic availability of annual termination.28

                    iii.     Analysis

     26.     We believe that successful RTO development must include public power and we are heartened by the fact that the TRANSLink proposal has attracted so much interest by public power participants. As we noted in the April 25 Order, NPPD, as a public corporation and a political subdivision of the State of Nebraska, is not subject to the Commission’s jurisdiction as a public utility. The addition of NPPD greatly increases TRANSLink’s scope. NPPD serves approximately 800,000 retail electric customers in 97 communities and supplies the total wholesale requirements of approximately 73 municipalities, public power districts and cooperatives and plans on transferring over 4,000 miles of transmission lines and substations to TRANSLink.29 Contrary to MEAN’s assertion, we did not fail to consider the terms of the PPPOA. Rather, we viewed the terms of the PPPOA as necessary in order to satisfy NPPD’s

     26MEAN at 3-10.

     27Id. at 4.

     28Id. at 9.

     29The April 25 Order at 61,457-58.

regulatory and legal requirements. In Order No. 2000, we recognized that a properly formed RTO should include all transmission owners in a region and further acknowledged that public power entities faced unique difficulties in RTO participation.30 Therefore, we indicated that we would be flexible and analyze proposals to include public power on a case-by-case basis.31

     27.     Regarding NPPD’s departure rights, we will deny rehearing. This provision is consistent with other public power termination provisions accepted by the Commission.32

               d.      Maintenance Scheduling

                    i.     The April 25 Order

     28.     Though the Commission, in the April 25 Order, approved protocols on division of function responsibilities, including maintenance scheduling, the April 25 Order did not explicitly address this issue.

                    ii.     Rehearings

     29.     Wisconsin TDUs contend that the Commission’s orders for TRANSLink and Alliance33 concerning maintenance scheduling are inconsistent in that the April 25 Order notes that TRANSLink plans to perform all transmission maintenance while the Alliance order found that the Midwest ISO had oversight for maintenance scheduled for critical facilities that have regional impacts.34 Wisconsin TDUs ask that the Commission, on rehearing, require the same level of control over maintenance scheduling by the Midwest ISO for TRANSLink facilities.

                    iii.      Analysis

     30.     We will provide the requested clarification and will require that when TRANSLink makes its compliance filing, Midwest ISO be given oversight authority for the scheduling of maintenance for critical transmission facilities that have regional impacts. TRANSLink has indicated in its October 24 compliance filing that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

          3.     Scope & Configuration

     30Order No. 2000 at 31,201.

     31Id.

     32See Midwest Independent System Operator, Inc., 96 FERC ¶ 61,329 (2001) providing that public power entity has authority to terminate annually subject to 30 day prior notice.

     33See Alliance Companies et. al., 99 FERC ¶ 61,105 (2002).

     34Wisconsin TDUs at 20-21.

                    i.     The April 25 Order

     31.     In the April 25 Order, the Commission stated that it would allow TRANSLink to be formed as an ITC, while controlling service areas, such as PSCo,35 outside of the Midwest ISO. The Commission acknowledged that since the Midwest ISO could not control the transmission facilities outside its boundaries, the benefits of its RTO therefore could not be extended to those areas.

                    ii.     Rehearings

     32.     OCC argues that PSCo should not be included in TRANSLink. It asserts that including PSCo separates it from the other Western utilities.36

     33.     Xcel Customers argue that companies outside of the Midwest ISO, PSCo and SPS, should not be included in TRANSLink because there would not be commensurate benefits and because their participation would detract from the development of an RTO in their respective areas.37

     34.     MMTG requests that TRANSLink be required to permit small systems and TDUs to join TRANSLink by either making a contribution of assets or a direct payment.38 MMTG says that it is in continuing discussions with Participants concerning the inclusion of its members in TRANSLink. MMTG asks that the Commission condition approval on TRANSLink Participants allowing entry of MMTG members on reasonable terms.39 MMTG further claims that if TRANSLink is allowed to discriminate in the acceptance of new members, it will become anticompetitive and will be in violation of antitrust statutes.40

     35.     SITEs state that the Commission was silent on TRANSLink’s proposed allocation of revenues to new Participants as proposed in the TRANSLink tariff. The proposed revenue allocation methodology, SITEs argues, discourages and discriminates against new Participants.41

                    iii.     Analysis

     35PSCo is located in the Western Interconnection.

     36OCC at 1-5.

     37Xcel Customers at 3-10.

     38MMTG at 14.

     39Id. at 6-8.

     40Id. at 18.

     41SITEs at 18-19.

     36.     The April 25 Order is quite explicit as to the limitations of the formation of TRANSLink with the inclusion of areas that will remain outside of the Midwest ISO. We said that the areas outside of the Midwest ISO, PSCo and (for the time being) SPS, will not be under the Midwest ISO’s control. Specifically, our goal is that PSCo will concentrate on participating in an RTO in the Western Interconnection, even though it will be a TRANSLink company. We do not see that further assurances are required at this time so we, therefore, deny rehearing on the inclusion of PSCo and SPS.

     37.     SITEs and MMTG ask that the Commission require TRANSLink to make changes to its revenue allocation proposal and Formation Agreement to make it easier for small systems and new participants to join TRANSLink. We understand that MMTG is continuing negotiations with TRANSLink Participants concerning their inclusion and we encourage these negotiations. However, we will not require TRANSLink to alter its basic structure and allocation arrangements to fit a particular transmission owner’s situation or condition approval on a particular outcome of negotiations. We do require that participation agreements be applied in a non-discriminatory way. The April 25 Order does not need clarification on this point. If there are specific claims of discrimination in the application of TRANSLink’s agreements, they should be brought to the Commission’s attention.

          4.      Delegation of Functions by an RTO to an ITC and Tariff Administration and Design

     38.     The Commission stated, in the April 25 Order, that in order to achieve effective RTO operations, regional trading, and one-stop shopping, it was essential that there be a single transmission provider with overall authority and ultimate responsibility in the region. The Commission acknowledged that while it was acceptable for some functions with predominantly local characteristics to be delegated to an ITC, the RTO must have general authority should a local event have a regional impact. The Commission expressed concern with the possibility of creating seams through the vesting of control into sub-regional entities, which could ultimately lead to re-balkanization.

               a.      Pancaked Rates

                    i.     The April 25 Order

     39.     Applicants proposed formula rates applicable to transactions that source and sink within its footprint within the Midwest ISO. The proposed rates were based on a license plate rate design and pricing zones reflecting the current individual systems of the TRANSLink Participants.42

                    ii.     Rehearings

     42MMTG at 36.

     40.          MMTG claims that rate pancaking will persist in the TRANSLink service areas because of boundary problems, existing contracts and the patchwork transmission system. MMTG argues that the Commission’s order has not rectified the problem it raised in its initial protest.

                    iii.     Analysis

     41.     The elimination of rate pancaking is a primary objective of RTO and ITC formation. MMTG’s assertion that the TRANSLink proposal will perpetuate rate pancaking, however, is due primarily to existing contracts of its members rather than a fault of the TRANSLink pricing structure. MMTG has demonstrated that its members are currently paying multiple charges to different TRANSLink Participants for a single transmission path or service. Most of these transactions are currently taking place under the Midwest ISO where rate pancaking under the OATT is prohibited as well. MMTG has not demonstrated that rate pancaking will occur for service under the Midwest ISO OATT or the proposed tariff provisions of TRANSLink. In Order No. 2000, we indicate that we will not require the abrogation of existing contracts as RTOs are formed.43 However, we do encourage parties to renegotiate existing contracts in order to move service to the applicable OATT. We discuss below TRANSLink’s proposal for existing contracts. For the reasons stated above, we deny rehearing on the issue of rate pancaking.

               b.     Designation of Highway and Local Facilities

                    i.      The April 25 Order

     42.     TRANSLink proposed to allocate each transmission owner’s annual transmission revenue requirement to three separate components and to charge each transaction a rate consisting of the three components: a Highway Component, a Supply Zone Local Component, and a Load Zone Local Component. The allocation of transmission costs is based on transmission voltage and the amount of outbound transmission in each zone. While the Commission applauded Applicants’ innovative rate structure since it addressed the requirements of public and private transmission owners, the Commission deferred ruling on the proposed rates as it needed additional information on regional impacts, as well as additional support for the proposal. The Commission, therefore, required TRANSLink to file additional support for its rate proposal when it filed its rates in its schedule under the Midwest ISO OATT.

                    ii.     Rehearings

     43.     MMTG has several concerns with respect to the designation of TRANSLink facilities into highway and local categories for rate design and the breakdown of facilities into

     43Order No. 2000 at 31,205.

transmission and wholesale distribution. MMTG seeks only to confirm that it is the Commission’s intent to consider these issues when TRANSLink makes its rate filing.44

                    iii.     Analysis

     44.          MMTG is correct in its understanding of the April 25 Order. The April 25 Order applauded TRANSLink’s design of innovative rates, but went on to say that the proposal needs further support on the impacts and the models used for allocation pricing components. The Commission will defer ruling on the rate structure and the rates until the support and actual rates are filed. Therefore, concerns that MMTG and other parties may raise relating to TRANSLink’s rate design will be addressed in TRANSLink’s October 24 compliance filing proceeding.

               c.      ROE and Incentive Return

                    i.      The April 25 Order

     45.          Applicants proffered a return on equity (ROE) comprised of two components. The first component was a base ROE equal to the ROE each TRANSLink Participant would be authorized to earn on its transmission assets serving bundled retail service if the Participant was not a part of TRANSLink. The second component was an incentive adder to encourage entities to participate in TRANSLink. In the April 25 Order, the Commission stated that it would allow TRANSLink to use the relevant state ROE, or ROE equivalent, as a transitional return as long as the rate fell within a zone of reasonableness. However, the Commission required TRANSLink to explain why the particular ROE was appropriate. The Commission also stated that it would consider TRANSLink’s proposal concerning the proposed 50, 100 or 200 basis-point adders at the time TRANSLink’s participation in the Midwest ISO was finalized.

                    ii.      Rehearings

     46.          Xcel Customers oppose TRANSLink’s proposal to base its ROE on the applicable state-allowed returns because they have no legal or logical relationship to TRANSLink’s cost of equity.45 They also object to the ROE adders because they have not been shown to relate to an increase in risk or other increase in the cost of equity.46 Xcel Customers request that the Commission grant rehearing of its decision to entertain rates based on these proposals in subsequent filings. Xcel Customers also argue that the Commission erred by not specifically rejecting the proposed 50, 100 or 200 basis-point adders to ROE on existing facilities or on new investments where it cannot be demonstrate that such adders are an incentive for increased performance or congestion management. By not making a definitive ruling, Xcel Customer

     44MMTG at 13.

     45Xcel Customers at 20-21.

     46Id. at 21-23.

contends, the Commission may have sent an improper signal to transmission owners regarding innovative pricing proposals, when such an entity should not be entitled to an incentive without a demonstration of benefits or increased risks.

                    iii.     Analysis

     47.     We will reject rehearing with respect to Xcel Customers’ objection to the use of state-granted ROEs as the basis for TRANSLink’s ROE. The April 25 Order states that state-granted ROEs will be accepted only when they are within a zone of reasonableness for TRANSLink. This stipulation provides assurance that rates based on state-granted ROEs are reasonable. Order No. 2000 adopts latitude in granting ROEs to prevent transmission owners from being unnecessarily penalized for participating in an RTO. With regard to the ROE adders, we have not approved incentive adders as proposed by TRANSLink so that issue raised on rehearing is premature and we deny rehearing.47

               d.     Administrative Charges

                    i.     The April 25 Order

     48.     The Commission did not make a determination on specific rates in the April 25 Order as none were being proposed by TRANSLink.

                    ii.     Rehearings

     49.          MEAN and OCC argue that the April 25 Order did not discuss arguments that customers of PSCo will be charged the TRANSLink administrative charge without corresponding benefits.48

                    iii.     Analysis

     50.     The issue of the specific administrative charge is not before us at this time as TRANSLink has not filed its planned OATT for PSCo nor its schedule under the Midwest ISO OATT.49 However, we believe that the issue regarding the administrative charge, once filed, depends not on corresponding benefits, as we have already approved the transfer of facilities, but

     47See Midwest Independent Transmission System, Operator, Inc., 100 FERC ¶ 61,292 (2002), where the Commission stated that it will clarify its incentive rate policy in the near future with concrete statements of the behavior and performance it wishes to incentivize.

     48MEAN at 10-12, OCC at 3-4.

     49TRANSLink originally proposed its own OATT for service within its own service areas, however, the April 25 Order rejected the separate tariff proposal and ordered that TRANSLink propose a schedule of rates and terms within the Midwest ISO tariff. The North Region will be coordinated with the Midwest ISO tariff and the South and West Regions will be served under the SPP and Xcel OATTs, respectively, modified to reflect administration by TRANSLink. The modified tariffs for the South and West Regions have not yet been filed.

must reflect the fact that a portion of TRANSLink will be in different regions. Administrative charges must not be commingled and must reflect service under the South (the part of TRANSLink in SPP) and West (the part of TRANSLink in the Western Interconnection) Regions and the schedule under the Midwest ISO OATT. We will not allow users in one region to subsidize the other region through the administrative charge.

               e.      OASIS, TTC & ATC

                    i.      The April 25 Order

     51.     The Commission rejected TRANSLink’s proposal to control a node on the Midwest ISO’s OASIS site. The Commission reiterated its RTO policy that the Midwest ISO should have complete control over the region’s OASIS site, but stated that the ISO may offer TRANSLink a site page, with information provided by TRANSLink, subject to Midwest ISO’s review. The Commission, however, approved TRANSLink’s proposed procedure for ATC and TTC calculations, which is in accordance with the Midwest ISO’s formulas and methodology.

                    ii.     Rehearings

     52.     Wisconsin TDUs voice the concern that TRANSLink’s tariff will assign TTC and CBM decisions to the TOs. Wisconsin TDUs agree that TTC calculation was properly assigned to TRANSLink but are concerned that TRANSLink will pass that responsibility to the TOs.50 Wisconsin TDUs are concerned that transmission owners may have an interest in setting inaccurately high or low TTC values depending on circumstances. They assert that TRANSLink should be the entity responsible for TTC calculations. Wisconsin TDUs also request that the Commission require that all of the protocols and associated documents between TRANSLink and the Midwest ISO reflect that the functions delegated go to TRANSLink and not its transmission owners.51

                    iii.      Analysis

     53.     The April 25 Order accepted the proposed procedure for ATC and TTC calculations and found that TRANSLink, being more familiar with the facilities involved, was in a better position to determine near-term facility ratings and capabilities, which will be adjusted for scheduled transmission, Capacity Benefit Margin and Transmission Reserve Margin by the Midwest ISO to calculate ATC. The April 25 Order further noted that this procedure provided for a consistent ATC across the region and minimized the possibility of inconsistent results, or any type of discriminatory behavior. We continue to believe this but are mindful of Wisconsin TDU’s concern regarding transmission owners’ interests in specific values. We therefore clarify

     50Wisconsin TDU at 19-20.

     51Id. at 20.

that TRANSLink must be responsible for TTC determinations. This is consistent with our overall object to allocate certain functions to the ITC.52

               f.     Planning and Expansion

                    i.     The April 25 Order

     54.          In the April 25 Order, the Commission required TRANSLink and the Midwest ISO to modify the joint planning protocols so that the Midwest ISO (rather than an outside arbitrator) has the final word on planning and expansion that may materially affect facilities outside of TRANSLink, which are located within the Midwest ISO.53 As the RTO, the Midwest ISO must have the responsibility to ensure that planning and expansion is coordinated across the entire RTO. The Commission noted that TRANSLink indicated that it had mechanisms in place to assure active participation by all stakeholders in the planning process.54

                    ii.     Rehearings

     55.     Wisconsin TDUs seek rehearing regarding the process in which the Midwest ISO delegates planning to TRANSLink and requests that the Commission require certain revisions to the process to assure that any planning delegation is to TRANSLink and not to the sponsoring transmission owners.55 Wisconsin TDUs are concerned that under the planning proposal, planning expansion decisions will be made primarily through committees comprised of transmission owner market participants and without the benefit of other stakeholders. Wisconsin TDUs argue that the Commission erred in relying on TRANSLink’s proposed OATT for stakeholder input because it does not establish a transparent planning process and, in any event, its relevance is in question as the Commission required that TRANSLink not maintain a separate OATT.56 They contend that the planning process lacks independence and the balanced stakeholder input as required by the Commission in PJM Interconnection, L.L.C.57

     52See April 25 Order at 61,463, where the Commission held that it was acceptable for some functions with predominantly local characteristics to be delegated to an ITC so long as the RTO has oversight authority in the event that local actions have a regional impact. (Emphasis added).

     53Under TRANSLink’s original proposal, the Midwest ISO was allowed time to review the plan and any disputes would be handled through dispute resolution.

     54We noted that Article II of the proposed TRANSLink OATT detailed the classes of entities that will have input in the planning process.

     55Wisconsin TDUs at 14.

     56Id. at 15.

     5796 FERC ¶ 61,061 (2001) (PJM).

     56.     Wisconsin TDUs are also concerned that under the proposal, the transmission owners perform the facility studies, propose expansion alternatives and serve as project manager, and, that TRANSLink, under its Lease Agreement, puts sponsoring transmission owners in a better position than TRANSLink to build, own or acquire facilities within the footprint.58 Wisconsin TDUs argue that the April 25 Order failed to address these concerns.

                    iii.     Analysis

     57.     We will deny rehearing but provide clarification. We continue to believe that the delegation of certain planning functions from the Midwest ISO to TRANSLink, as modified in our April 25 Order, is appropriate and, with the safeguards clarified below, will be sufficiently independent and informed by stakeholder participation.

     58.     We do, however, clarify that on compliance we expect TRANSLink to continue to have mechanisms in place to assure active participation by all stakeholders in the planning process. While Wisconsin TDUs are correct that we will not permit TRANSLink to maintain a separate OATT, we will require TRANSLink to include mechanisms for stakeholder participation in their compliance filing. TRANSLink has indicated in its October 24 compliance filing that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

     59.     Finally, we find that Wisconsin TDU’s remaining concerns with respect to the performance of facility studies, proposed expansion alternatives and the Lease Agreement are speculative and unsupported.

          5.     Section 203 Application

               a.      Effect on Competition

                    i.     The April 25 Order

     60.     The April 25 Order found that the TRANSLink proposal would not adversely affect competition, and was in fact, pro-competitive. The Commission concluded that the proposal contemplates a transfer of ownership and/or operational control over jurisdictional transmission facilities from Applicants to TRANSLink and would not therefore eliminate a competitor in any relevant wholesale electricity market. The Commission also noted that no party raised competitive concerns.

                    ii.     Rehearings

     58According to Wisconsin TDUs, TRANSLink should have the responsibility to construct new facilities unless it can make a good faith finding that a different owner was in a more appropriate position to do so and then only subject to a competitive bidding process. Wisconsin TDUs at 18.

     61.          MMTG contends that even after the modifications required in the April 25 Order, TRANSLink places too much market power in the hands of a few transmission owners.59

                    iii.     Analysis

     62.          We reject the argument that there is a market power problem involving TRANSLink. Our requirements in the April 25 Order with the additional requirements in this order will ensure the independence of TRANSLink from market participants. The formation of TRANSLink as an ITC, its independence from market participants, and the transfer of operational control of facilities from vertically integrated transmission owners to TRANSLink and Midwest ISO, will serve to mitigate vertical market power. MISO and Translink will still operate under the Commission’s regulation and open access policies. Thus, the formation of Translink provides no basis for imposing mitigation under section 203.

               b.     Effect on Rates

                    i.     The April 25 Order

     63.          The Commission, in the April 25 Order, concluded that the overall benefits of increasing the size and scope of the Midwest ISO through TRANSLink significantly reduces rate pancaking and increases the competitive options for transmission customers. The Commission, citing International Transmission,60 stated that while some transmission customers may incur a high rate for service in their local area, the formation of RTOs will significantly reduce or eliminate rate pancaking for the same customers for transactions covering greater distances.

                    ii.     Rehearings

     64.          Xcel Customers argues that the Commission erred in approving the TRANSLink proposal since TRANSLink Applicants did not provide sufficient information so the Commission could make a reasonable determination on whether the proposal met the requisite standard of section 203 of the FPA to authorize the transaction.61 In particular, Xcel Customers contend, Applicants fail to demonstrate that there will not be an adverse impact on rates to some existing customers, or even countervailing benefits from the transaction which outweigh any such rates increases to those customers. Xcel Customers elaborate that TRANSLink Applicants did not provide a revenue comparison or any cost support for existing transmission customers that would support TRANSLink’s assertion that the project would not have any adverse effect on rates. Xcel Customers, pointing out that the imposition of a higher ROE and the imposition of an Administrative Fee would indeed be a transmission rate increase, urges the Commission to

     59MMTG at 37-39.

     60April 25 Order at 61,474, citing International Transmission Co., 97 FERC ¶ 61,328 (2001) (International Transmission).

     61Xcel Customers at 15-19.

investigate the size of the rate increase in relation to the claimed benefits through an evidentiary hearing.

                    iii.     Analysis

     65.          The full impact of TRANSLink’s rates on any particular customer will not be known until actual rates are filed and approved. However, we remain convinced that the benefits of TRANSLink’s participation in the ISO, with reductions in rate pancaking and increases in efficiency, will far exceed the increases in access rates that may be faced by some customers. We deny rehearing on this issue.

               c.     Effect on Regulation

                    i.     The April 25 Order

     66.          In the April 25 Order, the Commission concluded that there was no evidence that the proposed transaction would adversely affect federal or state regulation since transferring operational control of the jurisdictional facilities does not change the Commission’s regulatory authority, nor has any state indicated that it lacks jurisdiction to evaluate the transaction’s effect on retail rates. The Commission further noted that the TRANSLink proposal cannot affect state authority over siting matters.

                    ii.     Rehearings

     67.          The Iowa Utilities Board asserts that before IPC can transfer transmission lines to TRANSLink, IPC must make a filing with the Iowa Utilities Board requesting a delineation of transmission and local distribution facilities. Until then, the Iowa Utilities Board indicates that it is not prepared to state whether or not it agrees with the amount of transmission lines that IPC proposes to transfer to TRANSLink. The Iowa Utilities Board further points out that Iowa has not adopted retail access, but maintains that the jurisdictional delineation procedure set forth in Order No. 888 in the context of unbundled retail transmission is also appropriate to use in determining which facilities should be transferred to TRANSLink. It states that given an appropriate filing by IPC, the Iowa Utilities Board would make a delineation recommendation to the Commission to which it would expect the Commission to pay the same deference it has given state commission recommendations in retail unbundling situations and the MidAmerican Energy Company (MidAmerican) filing.62 It further states that if this procedure is followed, the Iowa Utilities Board would agree that there is no evidence in this proceeding that the proposed transfer of jurisdictional facilities will adversely affect state regulation. Finally, the Iowa Utilities Board requests that the Commission clarify the April 25 Order to state that no recommendation of a delineation of jurisdictional facilities has been determined, and that its suggested procedure would be consistent with the Commission’s request in the April 25 Order for information relating to the classification of Highway and Local facilities.

     62The Iowa Utilities Board states that, in response to a filing by MidAmerican, it issued an order recommending the delineation of transmission and local distribution facilities.

     68.     Xcel Customers argue that the Commission erred by allowing TRANSLink to aggressively move forward with formation of a regional sub-entity before addressing the concerns of state commissions and other market participants.63 They contend that the Commission has ignored many of the concerns of the Colorado Public Utilities Commission (COPUC), including PSCo’s participation in TRANSLink and whether the proposed transfer of facilities meets the Commission’s seven-factor test. Xcel Customers argue that without addressing the concerns raised by COPUC, it is impossible for the Commission to make a determination that there is no adverse effect on regulation.

                    iii.     Analysis

     69.     As we made clear in the April 25 Order, the creation of TRANSLink will have no detrimental impacts on state retail regulation. We will listen carefully to the states in TRANSLink’s area and work with them to resolve any impending problems that might occur. We will decide the appropriateness of the recommendation and the applicability of the Order No. 888 procedures in a future order on TRANSLink’s proposed classification of facilities. Our future consideration of the proper classification of IPC’s facilities need not delay our action today. However, a shift of regulation from a state commission to this Commission, if it occurs, does not mean that effective regulation would be diminished.64 Therefore, we deny rehearing on the effect on regulation of the creation of TRANSLink.

          6.     Other Issues

               a.     Grandfathered Contracts

                    i.     The April 25 Order

     70.     The Commission did not explicitly address this issue in the April 25 Order.

                    ii.      Rehearings

     71.     Dairyland and SITEs generally contend that TRANSLink has not provided sufficient information on the criteria it will use to determine which contracts will be grandfathered and how they will be handled.65 They state that since the April 25 Order did not explicitly address this issue, they are unclear whether the Commission’s denial of TRANSLink’s request to maintain a separate OATT has rendered this issue moot. Dairyland and SITE argue that if it is the Commission’s intent to allow TRANSLink to maintain a separate Attachment P, then, TRANSLink should be required to provide a better explanation of the criteria used and

     63Xcel Customers at 23-27.

     64See, e.g., Wisconsin Electric Power Co., et al., 74 FERC P 61,069 at 61,193 (1996).

     65SITEs at 20.

provide a list of contracts for which grandfathering has been denied and the basis for those decisions.66

     72.          SMMPA complains that the TRANSLink Participants have applied inconsistent criteria to its existing contracts – designating its agreements with Xcel for grandfathering, but not those with Alliant and failed to provide a rationale for doing so.67

     73.          Xcel Customers argue that the Commission erred in accepting an unsupported promise by TRANSLink to include certain contracts with SPS and PSCo as existing transmission agreements under the proposal absent any attempt to address operational issues raised by the inclusion of those facilities.68 Xcel Customers contend that the Commission took a liberal reading of TRANSLink’s commitment to include all of the transmission-related agreements of Xcel Customers. Xcel Customers request that the Commission require TRANSLink to certify that it has: (1) identified all transmission agreements to which PSCo and SPS are a party; (2) discussed with the counterparties to those agreements how the TRANSLink proposal will affect performance under the agreements; and (3) for those agreements which may have adverse consequences on performance or costs, how such consequences could be mitigated or why mitigation is not appropriate.69

     74.          CIPCO requests that the Commission clarify how certain CIPCO agreements will be grandfathered under the TRANSLink Rate Schedule within the Midwest ISO tariff.70 CIPCO contends that it is unclear whether TRANSLink’s list of grandfathered contracts was accepted by the Commission, in light of the Commission’s rejection of TRANSLink’s separate tariff. CIPCO further contends that it is unclear as to whether the TRANSLink list of grandfathered contracts must be resubmitted as an attachment to the Rate Schedule, and/or must meet the standards for grandfathered contracts of the Midwest ISO. Next, CIPCO expresses concern that some of its contracts with Alliant and MidAmerican are not included in TRANSLink’s list of grandfathered agreements. CIPCO requests that the Commission require TRANSLink to include all of CIPCO’s agreements with TRANSLink Participants and requests that it be given assurance that it will not be required to replace its grandfathered agreements with service agreements under TRANSLink’s Rate Schedule.71

     66Id. See also SMMPA at 6-7.

     67SMMPA at 3.

     68Xcel Customers at 10. Xcel Customers are also concerned that TRANSLink has not explained how certain transmission agreements could be honored or issues adequately addressed with just a mere promise to include these in a compliance filing. See, e.g., id. at 12, 13.

     69Id. at 12.

     70CIPCO at 4.

     71Id. at 7.

                    iii.     Analysis

     75.     As an initial matter, since we rejected TRANSLink’s OATT and instead required TRANSLink to file a schedule under the Midwest ISO Tariff we have not approved at this stage any list of grandfathered agreements. While in the April 25 Order we did not address the specific provisions contained in the TRANSLink schedule, we noted that the tariff proposed by TRANSLink contains numerous differences from the Midwest ISO Tariff and thus required TRANSLink to minimize any differences.72 Additionally, we required TRANSLink to justify differences between the schedule and the Midwest ISO Tariff and explain how regional uniformity is not harmed by those differences.73 We therefore expect that the schedule will be consistent with the standards for grandfathered contracts under the Midwest ISO Tariff. We further expect that many of the issues surrounding grandfathered agreements will be resolved when TRANSLink’s schedule is filed with the Commission. To the extent that issues remain, parties will be able to raise specific issues at the time TRANSLink makes its compliance filing. TRANSLink has indicated in its October 24 compliance filing that it will, in the near future, submit an additional compliance filing addressing non-tariff and non-rate issues.

               b.      Existing Service Problems

                    i.     The April 25 Order

     76.     The Commission did not explicitly address this issue in the April 25 Order.

                    ii.     Rehearings

     77.     MMTG states that it is in discussions with TRANSLink concerning existing service problems and that TRANSLink states that they will be corrected as TRANSLink is formed.74 MMTG requests that the Commission act to ensure reliable transmission service on the TRANSLink system.

                    iii.     Analysis

     78.          While the Commission is obviously concerned that transmission service offered by TRANSLink be reliable, we are not convinced that the problems described by MMTG were caused by the formation of TRANSLink. Moreover, as MMTG explains, it is in discussions with TRANSLink and TRANSLink has indicated that the problems will be corrected.

     72TRANSLink at 61,464.

     73Id.

     74MMTG at 35-36.

               c.     Public & Cooperative Power Participant Operating Agreement

                    i.     The April 25 Order

     79.     The Commission did not explicitly address this issue in the April 25 Order.

                    ii.     Rehearings

     80.     CIPCO and SITEs argue that several aspects of the Public and Cooperative Power Participant Operating Agreement (PPOA) require modification or clarification in order to address issues faced by municipal and cooperative power participants.

     81.     CIPCO and SITEs are concerned that while TRANSLink has addressed remedies for municipal utility tax restrictions, there are no corresponding provisions for cooperatives.75 CIPCO indicates that while it is actively considering whether to join TRANSLink, it is concerned that loss of its tax exempt status could result in a financial “calamity” equaling approximately ten percent of its transmission revenue requirement.76 CIPCO and SITEs request that the Commission either direct TRANSLink to modify its pro forma agreement to allow cooperatives easier withdrawal rights in the event they believe they may lose their tax-exempt status or allow an adjustment in their revenue requirement to reflect the loss of status.77 In the alternative, CIPCO requests that the Commission clarify that nothing in the April 25 Order precludes CIPCO from negotiating with TRANSLink such individual contract provisions.78

     82.     Additionally, SITEs requests that the Commission confirm that public power may rely upon the provision in the TRANSLink agreement that provides that participation in an RTO does not subject a non-jurisdictional entity to the Commission’s jurisdiction.79 Finally, SITEs seeks modification of the provision dealing with when TRANSLink may modify or extinguish a

     75CIPCO at 12 and SITEs at 13.

     76CIPCO at 15. CIPCO notes that one such restriction is the so called 85/15 test which requires that, in order to maintain tax-exempt status under Section 501(c)(12) of the Internal Revenue Code of 1986, at least 85 percent of a cooperative’s income must be received from the cooperative’s members for the sole purpose of meeting losses and expenses. Without a member-derived income of at least 85 percent of total income, CIPCO argues, the cooperative would lose its tax-exempt status and become a taxable cooperative. CIPCO fears that participation in an RTO will result in CIPCO’s loss of tax-exempt status of the income received from the RTO, i.e., income attributed to the use of CIPCO’s transmission facilities that are controlled by the RTO, when combined with any other non-member income the cooperative receives, exceeds 15 percent of the cooperative’s total income.

     77CIPCO at 15-16 and SITEs at 16-17. SITEs also requests that cooperatives should have the ability to enter into one year evergreen contracts (as do municipals) as a means to potentially protect their tax-exempt status. SITEs at 17-18.

     78CIPCO at 17.

     79SITEs at 11.

Put Right offered to public power entities.80 SITEs argue that due to RUS regulations, 30 days is simply not enough time to get the necessary approvals in which to exercise their Put Rights and instead request that cooperatives and municipals be allowed to exercise their Put Rights subject to regulatory and lender approval.81

                    iii.     Analysis

     83.     The Commission is aware of the unique tax issues related to cooperative membership in an RTO. We believe that the PPOA represents an important step as it proves that TRANSLink remains flexible to the needs of tax-exempt cooperatives and public power. While the modifications requested by CIPCO and SITEs may prove useful in the future, absent statutory or IRS intervention, we are not in a position to prescribe a generic solution at this time. We agree with CIPCO that nothing in the April 25 Order precludes CIPCO (or any other entity) from negotiating with TRANSLink specific individual provisions to deal with the tax issue. In fact, TRANSLink acknowledges this and indicates that it “stands willing to address issues specific to any particular public or cooperative power entity...”82

     84.          Regarding SITE’s jurisdictional request, the Commission confirms that public power participation in TRANSLink will not subject such an entity to any jurisdiction beyond that provided in the Federal Power Act (e.g., section 211).

     85.     Finally, in the area of Put Rights, we note that TRANSLink indicated in its answer to protests a willingness to entertain modifications like those requested by SITEs to accommodate the needs of a particular cooperative entity on a case-by-case basis.83 Accordingly, a generic modification to the PPOA is unnecessary and we deny rehearing on this issue.

               d.      Contractual Obligations between CIPCO and Alliant

                    i.     The April 25 Order

     86.     The Commission did not explicitly address this issue in the April 25 Order.

                    ii.     Rehearings

     80Id. at 12. Section 3.14 of the PPOA allows public power participants to convert to a Class A membership by transferring ownership of facilities to TRANSLink. The Put Rights may be modified or extinguished in certain instances of equity or debt financing. In those circumstances, public power participants have 30 days in which to exercise their Put Rights.

     81Id. at 13.

     82TRANSLink’s December 13, 2001 Answer at 76.

     83Id. at 79.

     87.     CIPCO raises concerns regarding long-standing issues in its relationship with Alliant, which it believes may be exacerbated as a result of Alliant’s participation with TRANSLink, unless they are addressed beforehand.84 Such concerns relate to over-investment, reconstruction of transmission lines as called for in a 1990 O&T Agreement between Alliant and CIPCO, and Alliant’s unilateral actions, resulting in costs being accrued to CIPCO. CIPCO therefore requests the Commission clarify that by participating in TRANSLink, Alliant will not be able to avoid its existing contractual obligations with CIPCO, and that any changes to its existing contracts with CIPCO only be made with the express consent of CIPCO.

                    iii.     Analysis

     88.          In the April 25 Order, the Commission accepted, as modified, TRANSLink’s proposal to form an ITC and authorized the disposition of operational control of certain jurisdictional facilities. Nothing the Commission did in acting on TRANSLink had any effect on existing contracts. Alliant and CIPCO must continue to abide by the terms and conditions of their existing contracts.

The Commission orders:

     The request for rehearing and clarification are hereby granted in part and denied in part, as discussed in the body of the order.

By the Commission.

( S E A L )

Linwood A. Watson, Jr.
Deputy Secretary

     84CIPCO at 17. CIPCO’s concerns stem from Alliant and CIPCO operating their transmission systems on an integrated basis for years and from the rights under various related agreements related to effectuate the integration.